As filed with the Securities & Exchange Commission on September 24, 1999
                                                      Registration No. 333-86465
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------

                               AMENDMENT NO. 1 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                            -------------------------

                         WEBB INTERACTIVE SERVICES, INC.
               (Exact name of issuer as specified in its charter)

               Colorado                                  84-1293864
     (State or other jurisdiction           (I.R.S. Employer Identification No.)
  of incorporation or organization)

                          1800 Glenarm Place, Suite 700
                             Denver, Colorado 80202
                                 (303) 296-9200
          (Address and telephone number of principal executive offices)
                            -------------------------

                                 R. Steven Adams
                         Webb Interactive Services, Inc.
                          1800 Glenarm Place, Suite 700
                             Denver, Colorado 80202
                                 (303) 296-9200
            (Name, address and telephone number of agent for service)

                                    Copy to:
                               Lindley S. Branson
                                 Steven J. Price
                    Gray, Plant, Mooty, Mooty & Bennett, P.A.
                              33 South Sixth Street
                                3400 City Center
                          Minneapolis, Minnesota 55402
                                 (612) 343-2800

                            -------------------------

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for same offering. [ ] ___________________________________________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for same offering. [ ] ____________________________________________________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                                      CALCULATION OF REGISTRATION FEE

Title of securities to   Amount to be    Proposed maximum   Proposed maximum aggregate       Amount of
    be registered         registered    offering price (1)      offering price (1)       registration fee*
----------------------- -------------- ------------------- ---------------------------- ------------------
Common Stock, no par
  value (2)                1,280,838          $11.625             $14,889,741              $4,139.35
Common Stock, no par
  value (3)                  304,013          $11.625              $3,534,151                $982.49

                        --------------                     ---------------------------- ------------------
Total                      1,584,851                              $18,423,892              $5,121.84

------------------------------
*     A filing fee of $3,192.54 was previously paid.


(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of Regulation C as of the close of the market on September 21, 1999.
(2) Common stock and convertible securities issued by Webb pursuant to conversion of securities of Durand Communications, Inc. ("DCI") pursuant to the terms of an Agreement and Plan of Merger between Webb, Durand Acquisition Corporation, and DCI dated March 19, 1998 (the "Merger") and as compensation.
(3) Common stock issuable by Webb upon exercise of options and warrants to purchase common stock and conversion of convertible securities of Webb issued pursuant to the terms of the Merger or in payment of outstanding indebtedness.


                         -------------------------------

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

                                                                      PROSPECTUS

                         WEBB INTERACTIVE SERVICES, INC.



      This is a public offering of a maximum of 1,584,851 shares of common stock of Webb Interactive Services, Inc. The selling shareholders are offering all of the shares to be sold. We will not receive any of the proceeds from the offer and sale of the shares, however, 236,528 of the shares offered by the selling shareholders are issuable upon the exercise of issued and outstanding transferable warrants at various exercise prices. If all of the warrants are exercised in full, we will receive proceeds of $2,262,689.


      The Nasdaq SmallCap Market lists our common stock under the symbol WEBB.


      Investing in our common stock involves risks. You should not purchase our common stock unless you can afford to lose your entire investment. See "Risk Factors" beginning on page 4 of this prospectus.


      Because the selling shareholders will offer and sell the shares at various times, we have not included in this prospectus information about the price to the public of the shares or the proceeds to the selling shareholders.


      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed on the adequacy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.



               The date of this prospectus is September 27, 1999.

                         WEBB INTERACTIVE SERVICES, INC.

      Webb Interactive Services, Inc. (Nasdaq: WEBB) ("Webb") is developing a new generation of XML-based Internet applications that simplify and support e-commerce transactions in local markets. Our products provide an interactive framework of local commerce and community-based services comprised of publishing content management, community-building and communications. Branded CommunityWare/XML, our products generally are offered on a private-labeled, application service basis through high-volume distribution partners such as yellow page publishers, newspapers, city guides and search engines.

      To date, we have generated revenues through the sale of design and consulting services for Web site development and network engineering services, resale of software licenses, mark-ups on computer hardware and software sold to customers, maintenance fees charged to customers to maintain computer hardware and Web sites, license fees based on a percentage of revenues from our products and services, training course fees, and monthly fees paid by customers for Internet access which we have provided. We commenced sales in February 1995 and have incurred losses from operations since inception. At June 30, 1999, we had an accumulated deficit of $30,620,542. The reports of our independent public accountants for the years ended December 31, 1998 and 1997 contained a paragraph noting substantial doubt regarding our ability to continue as a going concern.

      Based on our current projections, we have cash on hand which will allow us to operate through February, 2000. Accordingly, we will need to raise additional capital, which could involve the issuance of dilutive equity securities and/or reduce our operating activity to conserve cash.

      Prior to the third quarter of 1997, our focus generally was on three markets: general Web site development, maintenance and hosting; rural or small market Internet service providers ("ISPs"); and healthcare information services and continuing medical education. Each of these activities involved, to varying degrees, the building of online communities and the development of tools and services to allow for the building of strategic and customized Web sites. As an outgrowth of these activities, since mid 1997, our business has evolved to the development of online communities and more recently, the development of Internet applications that simplify and support e-commerce transactions in local markets.

      Our application services are being developed to solve two of the largest problems in the local online market; the failure of merchants to have their web sites found by their target customers, and the inability of customers to find merchants, compare products and services, and ask questions, or conduct transactions such as making an appointment or requesting a bid.

      The opportunity to connect buyers and sellers in the rapidly emerging local online market is significant. The Kelsey Group estimates that the number of U.S. based local businesses that are active advertisers and that have a web presence will increase from 1.9 million in 1999 to 5.2 million in 2004. According to Forrester Research, local online sales are projected to grow from $680 million in 1998 to $6.1 billion in 2003. The local only advertising dollars spent in support of these web site activities are projected to grow from $135 million in 1998 to $1.7 billion in 2003.

      Our application solutions are intended to provide:

      o Local market merchants with advanced yet easy-to-use web site publishing tools, new ways to have their site found by their target customers, and services that turn web site visitors into leads, buyers, and repeat customers.

      o Consumers with unique abilities to easily comparison shop and interact online with merchants in support of e-commerce or in-store transactions.

      o Directory services and yellow page publishers who host local market merchant sites with enhanced services to attract a larger share of merchant web sites and command premium fees for site development and hosting.

      In addition to targeting the local directory and e-commerce markets, we also offer online banking transaction processing and management services to local-market focused credit unions and community banks. Over the next year, we intend to offer a suite of XML-enabled services to these financial institutions to enhance customer service and support and connect their loans and other financial services into the local e-commerce marketplace.

      We have over five years of experience in web site development and in developing and marketing community building tools supported by a full suite of content rich services. Customers have included Citicorp Diners Club, Invesco Funds Group, TCI International, Intermedia Partners and Bresnan Communications, Inc.

      During the first six months of 1999, we acquired privately held Durand Communications, Inc. and NetIgnite, Inc.

      We have contracted with Switchboard, Inc. as a key anchor distribution partner in the online local directories market and with CU Cooperative Systems, Inc. in the community banking arena. We believe these partners provide a critical mass of end users that will generate sustainable and recurring revenue for Webb and a strong foundation on which to build enhanced distribution relationships with other market leaders. As a result of these agreements, we expect our revenues to increase during the remainder of fiscal 1999 and beyond.

      Our strategy is to develop a competitive advantage and build a leadership position in local e-commerce by:

      o Delivering leading-edge technical solutions that provide first mover advantage and capitalize on our expertise in online community, communication and XML-based technologies;

      o Securing additional distribution partnerships that drive the deployment of our technologies to a critical mass of end-users; and

      o Providing innovative, value-added services to enhance buyer-seller interaction.

      On August 25, 1999, we issued to an investor a three-year Promissory Note in the amount of $5,000,000 and a five-year Warrant representing the right to acquire 136,519 shares of our common stock at an exercise price of $11.44 per share in consideration for which the investor loaned to the Company $5,000,000. The Note becomes convertible 120 days after issuance if it has not been redeemed by the Company at a conversion price equal to the lesser of $11.14 or the average of the five lowest closing bid prices for our common stock during the 15 trading days prior to the date of conversion.

      Webb was incorporated under the laws of the State of Colorado on March 22, 1994. Our executive offices are located at 1800 Glenarm Place, Suite 700, Denver, Colorado 80202, telephone number (303) 296-9200.

                                  RISK FACTORS

      Our limited operating history could affect our business. We were founded in March 1994 and commenced sales in February 1995. Accordingly, we have a limited operating history upon which you may evaluate us. Our business is subject to the risks, expenses and difficulties frequently encountered by companies with a limited operating history including:

      o     Limited ability to respond to competitive developments,
      o Exaggerated effect of unfavorable changes in general economic and market conditions,
      o     Ability to attract qualified personnel, and
      o     Ability to develop and introduce new product and service offerings.

There is no assurance we will be successful in addressing these risks. If we are unable to successfully address these risks our business could be significantly affected.

      We have accumulated losses since inception and we anticipate that we will continue to accumulate losses for the foreseeable future. We have incurred net losses since inception totaling $30,620,542 through June 30, 1999. In addition, we expect to incur additional substantial operating and net losses in 1999 and for one or more years thereafter. We expect to incur these additional losses because:


      o We currently intend to increase our capital expenditures and operating expenses to expand the functionality and performance of our products and services,
      o We recorded goodwill and other intangible assets in connection with the DCI and NetIgnite acquisitions which will be amortized over their estimated useful lives of approximately three years. We have allocated approximately $15 million to goodwill and other intangible assets in connection with these acquisitions.


      Net losses since inception include approximately $10.2 million of non-cash expenses related to the issuance of preferred stock and warrants in financing transactions and warrants issued to three customers. The current competitive business environment may result in our issuance of similar securities in future financing transactions or to other companies as an inducement for them to enter into a business relationship with us. While these transactions represent non-cash charges, to the extent that we enter into similar transaction in the future, they will increase our expenses and may increase our net loss.

      If we are unable to raise additional working capital funds, we may not be able to sustain our operations. We believe that our present cash and cash equivalents, working capital and commitments for additional equity investments will be adequate to sustain our current level of operations only through February 2000. If we cannot raise additional funds when needed, we may be required to curtail or scale back our operations. These actions could have a material adverse effect on our business, financial condition, or results of operations. We estimate that we will need to raise through equity, debt or other external financing at least $10 million to sustain operations for the next 12 months. There is no assurance that we will be able to raise additional funds in amounts required or upon acceptable terms. In addition, we may discover that we have underestimated our working capital needs, and we may need to obtain additional funds to sustain our operations. In its report accompanying the audited financial statements for the years ended December 31, 1998 and 1997, our auditor, Arthur Andersen LLP, expressed substantial doubt about our ability to continue as a going concern.

      We may never become or remain profitable. Our ability to become profitable depends on the ability of our products and services to generate revenues. The success of our revenue model will depend upon many factors including:

      o The success of our distribution partners in marketing their products and services, and
      o The extent to which consumers and businesses use our products and conduct e-commerce transactions and advertising utilizing our products.

      Because of the new and evolving nature of the Internet, we cannot predict whether our revenue model will prove to be viable, whether demand for our products and services will materialize at the prices we expect to be charged, or whether current or future pricing levels will be sustainable. Additionally, our customer contracts may result in significant development revenue in one quarter, which will not recur in the next quarter for that customer. As a result, it is likely that certain components of our revenue will be volatile, which may cause our stock price to be volatile as well.

      Our business depends on the growth of the Internet. Our business plan assumes that the Internet will develop into a significant source of communication and communication interactivity. However, the Internet market is new and rapidly evolving and there is no assurance that the Internet will develop in this manner. If the Internet does not develop in this manner, our business, operating results and financial condition would be materially adversely effected. Numerous factors could prevent or inhibit the development of the Internet in this manner, including:

      o The failure of the Internet's infrastructure to support Internet usage or electronic commerce,
      o The failure of businesses developing and promoting Internet commerce to adequately secure the confidential information, such as credit card numbers, needed to carry out Internet commerce, and
      o     Regulation of Internet activity

      Use of many of our products and services will be dependent on distribution partners. Because we have elected to partner with other companies for the distribution of many of our products and services, many users of our products and services are expected to utilize our products through our distribution partners. As a result, our distribution partners, and not us, will substantially control the customer relationship with these users. If the business of the companies with whom we partner is adversely affected in any manner our business, operating results and financial condition could be materially adversely effected.

      We may be unable to develop desirable products. Our products are subject to rapid obsolescence and our future success will depend upon our ability to develop new products and services that meet changing customer and marketplace requirements. There is no assurance that we will be able to successfully:

      o     Identify new product and service opportunities, or
      o Develop and introduce new products and services to market in a timely manner.

      If we are unable to accomplish these items, our business, operating results and financial condition could be materially adversely affected.

      Our products and services may not be successful. Even if we are able to successfully identify, develop, and introduce new products and services there is no assurance that a market for these products and services will materialize to the size and extent that we anticipate. If a market does not materialize as we anticipate, our business, operating results, and financial condition could be materially adversely affected. The following factors could affect the success of our products and services:

      o     The failure of our business plan to accurately predict the rate at which the market for Internet products and services will grow,
      o     The failure of our business plan to accurately predict the types of products and services the future Internet marketplace will demand,
      o     Our limited experience in marketing our products and services,
      o The failure of our business plan to accurately predict our future participation in the Internet marketplace,
      o The failure of our business plan to accurately predict the estimated sales cycle, price, and acceptance of our products and services,
      o The development by others of products and services that renders our products and services noncompetitive or obsolete, or
      o Our failure to keep pace with the rapidly changing technology, evolving industry standards, and frequent new product and service introductions that characterize the Internet marketplace.

      The intense competition that is prevalent in the Internet market could have a material adverse effect on our business. Our current and prospective competitors include many companies whose financial, technical, marketing and other resources are substantially greater than ours. There is no assurance that we will have the financial resources, technical expertise, or marketing, sales and support capabilities to compete successfully. The presence of these competitors in the Internet marketplace could have a material adverse effect on our business, operating results, or financial condition by causing us to:

      o     Reduce the average selling price of our products and services, or
      o     Increase our spending on marketing, sales and product development.

      There is no assurance that we would be able to offset the effects of any such price reductions or increases in spending through an increase in the number of our customers, higher sales from premium services, cost reductions or otherwise. Further, our financial condition may put us at a competitive disadvantage relative to our competitors. If we fail to, or cannot, meet competitive challenges, our business, operating results and financial condition could be materially adversely affected.

      A limited number of our customers generate a significant portion of our revenues. We had four customers representing 77% of revenues for the June 30, 1999 three-month period and four customers representing 82% of net revenues for the similar 1998 period. We had four customers representing 83% of revenues for the June 30, 1999 six-month period and three customers representing 74% of revenues for the similar 1998 period. There is no assurance that we will be able to attract or retain major customers. The loss of, or reduction in demand for products or related services from major customers could have a material adverse effect on our business, operating results, cashflows, and financial condition.

      The sales cycle for our products and services is lengthy and unpredictable. While our sales cycle varies from customer to customer, it typically has ranged from one to six months for projects. Our pursuit of sales leads typically involves an analysis of our prospective customer's needs, preparation of a written proposal, one or more presentations and contract negotiations. We often provide significant education to prospective customers regarding the use and benefits of our Internet technologies and products. Our sales cycle may also be affected by a prospective customer's budgetary constraints and internal acceptance reviews, over which we have little or no control. In order to quickly respond to, or anticipate, customer requirements, we may begin development work prior to having a signed contract, which exposes us to the risk that the development work will not be recovered from revenue from that customer.

      We may be unable to adjust our spending to account for potential fluctuations in our quarterly results. As a result of our limited operating history, we do not have historical financial data for a sufficient number of periods on which to base planned operating expenses. Therefore, our expense levels are based in part on our expectations as to future sales and to a large extent are fixed. We typically operate with little backlog and the sales cycles for our products and services may vary significantly. As a result, our quarterly sales and operating results generally depend on the volume and timing of and the ability to close customer contracts within the quarter, which are difficult to forecast. We may be unable to adjust spending in a timely manner to compensate for any unexpected sales shortfalls. If we were unable to so adjust, any significant shortfall of demand for our products and services in relation to our expectations would have an immediate adverse effect on our business, operating results and financial condition. Further, we currently intend to increase our capital expenditures and operating expenses to fund product development and increase sales and marketing efforts. To the extent that such expenses precede or are not subsequently followed by increased sales, our business, operating results and financial condition will be materially adversely affected.

      We may be unable to retain our key executives and development personnel. Our future success also depends in part on our ability to identify, hire and retain additional personnel, including key product development, sales, marketing, financial and executive personnel. Competition for such personnel is intense and there is no assurance that we can identify or hire additional qualified personnel.

      Executives and research and development personnel who leave us may compete against us in the future. We generally enter into written nondisclosure and nonsolicitation agreements with our officers and employees which restrict the use and disclosure of proprietary information and the solicitation of customers for the purpose of selling competing products or services. However, we generally do not require our employees to enter into non-competition agreements. Thus, if any of these officers or key employees left, they could compete with us, so long as they did not solicit our customers. Any such competition could have a material adverse effect on our business.

      We may be unable to manage our expected growth. If we are able to implement our growth strategy, we will experience significant growth in the number of our employees, the scope of our operating and financial systems, and the geographic area of our operations. There is no assurance that we will be able to implement in whole or in part our growth strategy or that our management or other resources will be able to successfully manage any future growth in our business. Any failure to do so could have a material adverse effect on our operating results and financial condition.

      We may be unable to protect our intellectual property rights. Intellectual property rights are important to our success and our competitive position. There is no assurance that the steps we take to protect our intellectual property rights will be adequate to prevent the imitation or unauthorized use of our intellectual property rights. Policing unauthorized use of proprietary systems and products is difficult and, while we are unable to determine the extent to which piracy of our software exists, we expect software piracy to be a persistent problem. In addition, the laws of some foreign countries do not protect software to the same extent as do the laws of the United States. Even if the steps we take to protect our proprietary rights prove to be adequate, our competitors may develop products or technologies that are both non-infringing and substantially equivalent or superior to our products or technologies.

      Computer viruses and similar disruptive problems could have a material adverse effect on our business. Our software and equipment may be vulnerable to computer viruses or similar disruptive problems caused by our customers or other Internet users. Our business, financial condition or operating results could be materially adversely effected by:

      o Losses caused by the presence of a computer virus that causes us or third parties with whom we do business to interrupt, delay or cease service to our customers,
      o Losses caused by the misappropriation of secured or confidential information by a third party who, in spite of our security measures, obtains illegal access to this information,
      o Costs associated with efforts to protect against and remedy security breaches, or
      o Lost potential revenue caused by the refusal of consumers to use our products and services due to concerns about the security of transactions and commerce that they conduct on the Internet.

      Future government regulation could materially adversely effect our business. There are currently few laws or regulations directly applicable to access to, communications on, or commerce on the Internet. Therefore, we are not currently subject to direct regulation of our business operations by any government agency, other than regulations applicable to businesses generally. Due to the increasing popularity and use of the Internet, however, federal, state, local, and foreign governmental organizations are currently considering a number of legislative and regulatory proposals related to the Internet. The adoption of any of these laws or regulations may decrease the growth in the use of the Internet, which could, in turn:

      o     Decrease the demand for our products and services,
      o     Increase our cost of doing business, or
      o Otherwise have a material adverse effect on our business, results of operations and financial condition.

      Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, copyright, trademark, trade secret, obscenity, libel and personal privacy is uncertain and developing. Our business, results of operations and financial condition could be materially adversely effected by the application or interpretation of these existing laws to the Internet.

      Our systems may not be year 2000 compliant. We have reviewed our internal software and hardware systems. Based on this review, we believe that our internal software and hardware systems will function properly with respect to dates in the year 2000 and thereafter. We expect to incur no significant costs in the future for Year 2000 problems. Nonetheless, there is no assurance in this regard until our internal software and hardware systems are operational in the year 2000.

      The failure to correct material Year 2000 problems by our suppliers and vendors could result in an interruption in, or a failure of, certain of our normal business activities or operations. Due to the general uncertainty inherent in the Year 2000 problem, resulting from the uncertainty of the Year 2000 readiness of third-party suppliers and vendors and of our customers, we are unable to determine at this time that the consequences of Year 2000 failures will not have a material impact on our results of operations, liquidity or financial condition.

      Our articles of incorporation and bylaws may discourage lawsuits and other claims against our directors. Our articles of incorporation provide, as permitted by Colorado law, that our directors shall have no personal liability for certain breaches of their fiduciary duties to us. In addition, our bylaws provide for mandatory indemnification of directors and officers to the fullest extent permitted by Colorado law. These provisions may reduce the likelihood of derivative litigation against directors and may discourage shareholders from bringing a lawsuit against directors for a breach of their duty.

      The price of our common stock has been highly volatile due to factors that will continue to effect the price of our stock. Our common stock traded as high as $19.38 per share and as low as $8.00 between January 1, 1999 and September 15, 1999. Historically, the over-the-counter markets for securities such as our common stock have experienced extreme price and volume fluctuations. Some of the factors leading to this volatility include:

      o Price and volume fluctuations in the stock market at large that do not relate to our operating performance,
      o     Fluctuations in our quarterly revenue and operating results,
      o     Announcements of product releases by us or our competitors,
      o Announcements of acquisitions and/or partnerships by us or our competitors, and
      o Increases in outstanding shares of common stock upon exercise or conversion of derivative securities.

      These factors may continue to affect the price of our common stock in the future.

      The trading volume of our common stock may diminish significantly if our common stock is prohibited from being traded on the Nasdaq SmallCap Market. Although our shares are currently traded on The Nasdaq SmallCap Market, there is no assurance that we will remain eligible to be included on Nasdaq. If our common stock was no longer eligible for quotation on Nasdaq, it could become subject to rules adopted by the Securities and Exchange Commission regulating broker-dealer practices in connection with transactions in "penny stocks." If our common stock became subject to the penny stock rules, many brokers may be unwilling to engage in transactions in our common stock because of the added regulation, thereby making it more difficult for purchasers of our common stock to dispose of their shares.

      We have issued numerous options, warrants, and convertible securities to acquire our common stock that could have a dilutive effect on our shareholders. We have issued numerous options, warrants, and convertible securities to acquire our common stock. During the terms of these outstanding options, warrants, and convertible securities, the holders of these securities will have the opportunity to profit from an increase in the market price of our common stock with resulting dilution to the holders of shares who purchased shares for a price higher than the respective exercise or conversion price. The existence of such stock options, warrants and convertible securities may adversely affect the terms on which we can obtain additional financing, and you should expect the holders of such options or warrants to exercise or convert those securities at a time when we, in all likelihood, would be able to obtain additional capital by offering securities on terms more favorable to us than those provided by the exercise or conversion of such options or warrants.


      As of September 15, 1999, we have issued the following warrants and options and convertible notes convertible into shares of our common stock:

      o Options and warrants to purchase 2,052,119 shares of common stock upon exercise of such options and warrants, exercisable at prices ranging from $0.50 to $18.25 per share, with a weighted average exercise price of approximately $9.75 per share.
      o Options issued to EBI Securities Corporation, the representative of the underwriters involved in our initial public offering (the "Representative's Option"), to purchase 106,700 shares of common stock upon exercise of the Representative's Option at a purchase price of $8.10 per share.
      o Warrants issued in connection with the issuance of the 10% Preferred Stock to purchase 53,500 shares of common stock upon exercise of such warrants, exercisable at $15.00 per share.
      o Warrants issued in connection with the issuance of the 5% Preferred Stock to purchase 100,000 shares of common stock upon exercise of such warrants, exercisable at $16.33 per share.
      o Warrants issued to customers to purchase 231,829 shares of common stock upon exercise of such warrants, exercisable at $8.77 to $9.94

      o Warrants issued to purchase 242,293 shares of common stock at prices ranging from $4.30 to $20.33 assumed in connection with the acquisition of Durand Communications, Inc.
      o Notes convertible into approximately 70,000 shares of common stock at conversion prices ranging from $9.61 to $9.75.
      o Warrant issued to purchase 136,519 shares of common stock at an exercise price of $11.44.


      In addition to these derivative securities and options, we have reserved an indeterminate number of shares of common stock for issuance upon conversion of outstanding shares of our 10% Preferred Stock and which may become issuable upon the conversion of our 10% promissory note which will become convertible on December 23, 1999, if not previously redeemed. Based on the market value for the common stock as of September 15, 1999, the then outstanding 10% Preferred Stock were convertible into approximately 99,508 shares of common stock. The number of shares of common stock issuable upon conversion of the 10% Preferred Stock could increase significantly if the market value for our common stock decreases in the future. Further, there could be issuances of additional similar securities in connection with our need to raise additional working capital.

      Future sales of our common stock in the public market could adversely affect the price of our common stock. Sales of substantial amounts of common stock in the public market that is not currently freely tradable, or even the potential for such sales, could have an adverse affect on the market price for shares of our common stock and could impair the ability of purchasers of our common stock to recoup their investment or make a profit. As of September 15, 1999, these shares consist of:


      o Approximately 650,000 shares owned by our officers and directors ("Affiliate Shares"),
      o Approximately 700,000 shares issuable by Webb upon exercise of a stock purchase warrant (136,519 shares) and which may be issuable upon conversion of an outstanding promissory note in the principal amount of $5,000,000, provided that the note is not redeemed; which shares are to be registered with the SEC, and
      o     The shares being offered pursuant to this Prospectus.


      Unless the Affiliate Shares are further registered under the securities laws, they may not be resold except in compliance with Rule 144 promulgated by the SEC, or some other exemption from registration. Rule 144 does not prohibit the sale of these shares but does place conditions on their resale which must be complied with before they can be resold.

      Future sales of our common stock in the public market could limit our ability to raise capital. Sales of substantial amounts of common stock in the public market pursuant to Rule 144, upon exercise or conversion of derivative securities or otherwise, or even the potential for such sales, could affect our ability to raise capital through the sale of equity securities.

      Provisions in our articles of incorporation allow us to issue shares of stock that could make a third party acquisition of us difficult. Our Articles of Incorporation authorize our Board of Directors to issue up to 20,000,000 shares of common stock and 5,000,000 shares of preferred stock in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by our shareholders. Preferred stock authorized by the Board of Directors may include voting rights, preferences as to dividends and liquidation, conversion and redemptive rights and sinking fund provisions. If the Board of Directors authorizes the issuance of preferred stock in the future, this authorization could affect the rights of the holders of common stock, thereby reducing the value of the common stock, and could make it more difficult for a third party to acquire us, even if a majority of the holders of our common stock approved of an acquisition.

      Our issuances of derivative securities will require us to record non-cash expenses which will, in turn, increase our net loss available to shareholders. We will record a non-cash expense in the amount of approximately $900,000 during the quarter ending September 30, 1999 as a result of our issuance of a three-year warrant to acquire 150,000 shares to a customer. The agreement with the customer contemplates the issuance of a second warrant, subject to certain conditions, to purchase 150,000 shares of common stock which, if issued, could result in similar charges in the future. In addition, on August 26, 1999, we completed a bridge financing in the amount of $5,000,000. The financing was in the form of a redeemable promissory note which becomes convertible into our common stock if not redeemed prior to December 23, 1999, and a five-year warrant representing the right to acquire 136,519 shares of our common stock. During the 120-day period following the issuance of the note, we will record a non-cash charge for accretion relating to the conversion feature of the note of from approximately $1.3 million to $1.9 million and during the term of the note we expect to incur additional non-cash charges for interest expense of from approximately $500,000 to $1.1 million based upon the fair value of the warrant.

      We do not anticipate paying dividends on our common stock for the foreseeable future. We have never paid dividends on our common stock and do not intend to pay any dividends on our common stock in the foreseeable future. Any decision by us to pay dividends on our common stock will depend upon our profitability at the time, cash available therefor, and other factors. We anticipate that we will devote profits, if any, to our future operations.



                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Some of the statements made in this prospectus and the documents incorporated by reference in this prospectus under the captions "Webb Interactive Services, Inc." and "Risk Factors" and elsewhere in this prospectus constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to the safe harbor provisions of the reform act. Forward-looking statements may be identified by the use of the terminology such as may, will, expect, anticipate, intend, believe, estimate, should, or continue or the negatives of these terms or other variations on these words or comparable terminology. To the extent that this prospectus contains forward-looking statements regarding the financial condition, operating results, business prospects or any other aspect of Webb, you should be aware that our actual financial condition, operating results and business performance may differ materially from that projected or estimated by Webb in the forward-looking statements. We have attempted to identify, in context, some of the factors that we currently believe may cause actual future experience and results to differ from their current expectations. These differences may be caused by a variety of factors, including but not limited to adverse economic conditions, intense competition, including entry of new competitors, ability to obtain sufficient financing to support our operations, progress in research and development activities, variations in costs that are beyond our control, changes in capital expenditure budgets for cable companies, adverse federal, state and local government regulation, inadequate capital, unexpected costs, lower sales and net income, or higher net losses than forecasted, price increases for equipment, inability to raise prices, failure to obtain new customers, the possible fluctuation and volatility of our operating results and financial condition, inability to carry out marketing and sales plans, loss of key executives, and other specific risks that may be alluded to in this prospectus.



                                 USE OF PROCEEDS

      We will not receive any of the proceeds from the offer and sale of the shares, however, 236,528 of the shares offered by the selling shareholders are issuable upon the exercise of issued and outstanding transferable warrants of Webb at various exercise prices. If all of these warrants are exercised in full, we will receive proceeds of $2,262,689.




                              SELLING SHAREHOLDERS


      The selling shareholders have indicated that the shares offered by this prospectus may be sold from time to time by them or by their pledgees, donees, transferees or other successors in interest. The following table shows as of September 15, 1999:


      o     The name of each of the selling shareholders,
      o The number of shares of our common stock beneficially owned by each of the selling shareholders, and
      o The number and percentage of securities offered by this prospectus that may be sold from time to time by each of the selling shareholders.

      In addition, under the registration statement of which this prospectus is a part we have registered an additional number of shares of our common stock that we may be required to issue to the selling shareholders as a result of any stock split, stock dividend or similar transaction involving our common stock. In the following table, we have calculated percentage ownership by assuming that all shares of common stock which the selling shareholder has the right to acquire within 60 days from the date of this prospectus upon the exercise of options, warrants, or convertible securities are outstanding for the purpose of calculating the percentage of common stock owned by the selling shareholder.


      There is no assurance that the selling shareholders will sell the shares offered by this prospectus.

------------------------------------- ----------------- ----------------- -------------------- ----------------------
                                         Shares of                                                 Percentage of
                                        Common Stock       Shares of        Shares of Common       Common Stock
                                           Owned          Common Stock        Stock Owned        Owned Beneficially
Name of Selling                         Beneficially     Offered By This   Beneficially After   Before Offering/After
Shareholder                            Before Offering      Prospectus         Offering               Offering
------------------------------------- ----------------- ----------------- -------------------- ----------------------
Daniel B. Najor                            13,004             13,004               0               *      /      *
CJ Overseas, Ltd.                          94,438 (1)         94,438               0             1.2%     /      *
Page Whyte                                  7,668              7,668               0               *      /      *
David Schmidt                              13,523             13,523               0               *      /      *
Kevin Kimberlin Partners, PL              100,860 (2)        100,860               0             1.3%     /      *
Chavalit Kanchanachayphoom                  9,225              9,225               0               *      /      *
Chatchawn Kanchanachayphoom                 9,225              9,225               0               *      /      *
Chana Kanchanachayphoom                     9,225              9,225               0               *      /      *
Sally L. Irving Michael Cook                4,920 (3)          4,920               0               *      /      *
Randall N. Green                           23,026 (4)         23,026               0               *      /      *
Walter Goodman                             14,723             14,723               0               *      /      *
Earnest J. Friedman                         6,150              6,150               0               *      /      *
Bryan Field-Elliot                         30,991 (5)         26,991           4,000               *      /      *
Kristine Esters                             7,850              7,850               0               *      /      *
Elisabeth Esters                            7,850              7,850               0               *      /      *
Fuel Systems Consulting Profit
Sharing Plan                               10,022             10,022               0               *      /      *
Namchai Charnmanoon                         9,225              9,225               0               *      /      *
Berkus Family Trust dated
September 17, 1993                         47,219 (6)         36,088          11,131               *      /      *
Megumi Armano                               6,150              6,150               0               *      /      *
Andrew F. Pollet and Sally M.
Pollet C --  Trustee of the Andrew F
and Sally M. Pollet Revocable Trust
DTD March 6, 1990                           2,460              2,460               0               *      /      *
Phillip L. Becker                          15,540 (7)          9,636           5,904               *      /      *
Frank Perna                                13,542 (8)          7,638           5,904               *      /      *
Sarah H. Blackmun                          24,912             24,912               0               *      /      *
Irwin Dubinsky                              6,111              6,111               0               *      /      *
Seymour Eskow                              24,910             24,910               0               *      /      *
Harold B. Goldring, Trustee of the
Harold B. Goldring Revocable
Living Trust dtd 10/3/96                    1,272              1,272               0               *      /      *
AJ Capital, LLC                            38,745             38,745               0               *      /      *
Kendell R. Lang                             3,291              3,291               0               *      /      *
Michael Towbes                             12,915 (9)         12,915               0               *      /      *
Continental Far East Inc.                  18,450             18,450               0               *      /      *
Daniel Esters                               7,850              7,850               0               *      /      *
Suncrest Investors Asset, Inc.             52,002 (10)        52,002               0               *      /      *
Amy Belongie                                1,119 (11)         1,119               0               *      /      *
Morris Asset Management                    86,839 (12)        86,839               0             1.1%     /      *
Casey Hughes                                8,620 (13)         8,620               0               *      /      *
Robert Molnar                              16,384 (14)        16,384               0               *      /      *



Mark Cardello                               2,236 (15)         2,236               0               *      /      *
John Cardello                               4,472 (16)         4,472               0               *      /      *
Patric Kealy                                7,380 (17)         7,380               0               *      /      *
National Securities                        11,014 (18)        11,014               0               *      /      *
Andre Durand                              144,320 (19)        80,000          64,320             1.9%     /    1.0%
Jeffrey Schlossberg                           349                349               0               *      /      *
Pamela Dyer                                 1,014              1,014               0               *      /      *
Peter J. Sprague                            2,881              2,881               0               *      /      *
Raymond Y. Wong or Rose Marie
Wong                                       10,278             10,278               0               *      /      *
Rupert Gonsalves                           13,523             13,523               0               *      /      *
Sanford B. Weiss                            2,736              2,736               0               *      /      *
Fran Wilson Creative Cosmetics,
Inc. AKA Wilson Marketing
Enterprises, Inc.                             696               696                0               *      /      *
Kevin Robinson                                608               608                0               *      /      *
Gerald Morris                               3,690             3,690                0               *      /      *
Lester Leslie                                 500               500                0               *      /      *
Lion Sutton                                 2,214             2,214                0               *      /      *
Casino World Holdings                       4,598             4,598                0               *      /      *
Arun Pande                                  3,690 (20)        3,690                0               *      /      *
Dale Craighead                              1,203             1,203                0               *      /      *
Donna Payne                                 1,274             1,274                0               *      /      *
Grand Harvest Limited                      12,300            12,300                0               *      /      *
Craig Wirths                               50,265            50,265                0               *      /      *
Peter P. Vukovich and Ellen W.
Vukovich, Husband and Wife,
Joint Tenants                               1,198             1,198                0               *      /      *
Steven Wells                                1,230             1,230                0               *      /      *
Pollet Law Firm                            16,034            16,034                0               *      /      *
Robert Alan Weiss                           6,531             6,531                0               *      /      *
William Cullen                             83,830 (21)        6,497           77,333             1.1%     /    1.0%
Ray Rhone                                     308               308                0               *      /      *
Linda Beltramini                            7,380             7,380                0               *      /      *
Robert B. Prage                            43,500            31,150           12,350               *      /      *
Canterbury Securities Corporation          62,411 (22)       62,411                0               *      /      *
Esters Family Parntership                  66,439 (23)       55,308           11,131               *      /      *
Gerald S. Armstrong                        57,463            57,463                0               *      /      *
Educational Industrial Sales, Inc.          7,323 (24)        7,323                0               *      /      *
Durand Brazil Holdings, Ltd.                8,023 (25)        8,023                0               *      /      *
Grayson Family Trust dated January
28, 1996                                   55,062 (26)       49,158            5,904               *      /      *
Liviakus Financial
Communications, Inc.                      416,250 (27)      318,850           97,400             5.5%     /    1.3%
Prospect Creek Limited                      5,749             5,749                0               *      /      *

      ---------------
      *   Less than 1% of shares outstanding.

      (1) Includes warrants for the purchase of 25,462 shares and warrants for the purchase of 7,380 shares registered in the name of Glenn Hartman.
      (2)   Includes warrants for the purchase of 27,060 shares.
      (3)   Includes warrants for the purchase of 3,690 shares.
      (4)   Includes warrants for the purchase of 3,690 shares.
      (5)   Includes options for the purchase of 4,000 shares.
      (6) Includes options for the purchase of 9,006 shares and options for the purchase of 2,125 shares held in the name of David Berkus.
      (7)   Includes options for the purchase of 5,904 shares.
      (8)   Includes options for the purchase of 5,904 shares.

      (9) Includes warrants for the purchase of 1,968 shares held in the name of Montecito Bancorp and warrants for the purchase of 4,920 shares held in the name of Sand Hill Capital, LLC.
      (10)  Includes warrants for the purchase of 7,380 shares.
      (11)  Includes warrants for the purchase of 1,119 shares.
      (12) Includes warrants for the purchase of 59,264 shares and 27,575 shares issuable upon the conversion of a convertible note at an exercise price of $9.61 per share.
      (13)  Includes warrants for the purchase of 8,620 shares.
      (14) Includes warrants for the purchase of 11,181 shares and 5,203 shares issuable upon the conversion of a convertible note at an exercise price of $9.61 per share.
      (15)  Includes warrants for the purchase of 2,236 shares.
      (16)  Includes warrants for the purchase of 4,472 shares.
      (17)  Includes warrants for the purchase of 7,380 shares.
      (18) Includes warrants for the purchase of 8,110 shares and 2,904 shares issuable upon the conversion of a convertible note, based upon the minimum conversion price of $9.75 per share.
      (19) Includes options for the purchase of 25,000 shares. Mr. Durand is Senior Vice President of Webb.
      (20)  Includes warrants for the purchase of 3,690 shares.
      (21) Includes options for the purchase of 53,333 shares. Mr. Cullen is Executive Vice President and Chief Financial Officer of Webb.
      (22) Includes warrants for the purchase of 45,955 shares and 16,457 shares issuable upon the conversion of a convertible note, based upon the minimum conversion price of $9.75 per share.
      (23)  Includes options for the purchase of 6,606 shares and options for the purchase of 4,525 shares held in the name of Don Esters.
      (24)  Includes 7,323 shares issuable upon the conversion of a convertible note, based upon the minimum conversion price of $9.75 per share.
      (25) Includes 8,023 shares issuable upon the conversion of a convertible note, based upon the minimum conversion price of $9.75 per share.
      (26) Includes options for the purchase of 3,504 shares and options for the purchase of 2,400 shares held in the name of Robert Grayson.
      (27) The address for Liviakus Financial Communications, Inc. is 2420 K Street, Suite 220, Sacramento, California 95816.




                              PLAN OF DISTRIBUTION

      The sale of the shares offered by this prospectus may be made in the Nasdaq SmallCap Market or other over-the-counter markets at prices and at terms then prevailing or at prices related to the then current market price or in negotiated transactions. These shares may be sold by one or more of the following:

      o A block trade in which the broker or dealer will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction.
      o Purchases by a broker or dealer as principal and resale by a broker or dealer for its account using this prospectus.
      o Ordinary brokerage transactions and transactions in which the broker solicits purchasers.
      o In privately negotiated transactions not involving a broker or dealer.

      In effecting sales, brokers or dealers engaged to sell the shares may arrange for other brokers or dealers to participate. Brokers or dealers engaged to sell the shares will receive compensation in the form of commissions or discounts in amounts to be negotiated immediately prior to each sale. These brokers or dealers and any other participating brokers or dealers may be deemed to be underwriters within the meaning of the Securities Act of 1933 in connection with these sales. Webb will receive no proceeds from any resales of the shares offered by this prospectus, and we anticipate that the brokers or dealers, if any, participating in the sales of the shares will receive the usual and customary selling commissions.

      To comply with the securities laws of some states, if applicable, the shares will be sold in these states only through brokers or dealers. In addition, in some states, the shares may not be sold in those states unless they have been registered or qualified for sale in these states or an exemption from registration or qualification is available and is complied with.

                            DESCRIPTION OF SECURITIES

General

      Our articles of incorporation authorize our board of directors to issue 25,000,000 shares of capital stock, including 20,000,000 shares of common stock and 5,000,000 shares of preferred stock, with rights, preferences and privileges as are determined by our board of directors.

Common Stock

      As of September 15, 1999, we had 7,630,745 shares of common stock outstanding. All outstanding shares of our common stock are fully paid and nonassessable and the shares of our common stock offered by this prospectus will be, upon issuance, fully paid and nonassessable. The following is a summary of the material rights and privileges of our common stock.

      Voting. Holders of our common stock are entitled to cast one vote for each share held at all shareholder meetings for all purposes, including the election of directors. The holders of more than 50% of the voting power of our common stock issued and outstanding and entitled to vote and present in person or by proxy, together with any preferred stock issued and outstanding and entitled to vote and present in person or by proxy, constitute a quorum at all meetings of our shareholders. The vote of the holders of a majority of our common stock present and entitled to vote at a meeting, together with any preferred stock present and entitled to vote at a meeting, will decide any question brought before the meeting, except when Colorado law, our articles of incorporation, or our bylaws require a greater vote and except when Colorado law requires a vote of any preferred stock issued and outstanding, voting as a separate class, to approve a matter brought before the meeting. Holders of our common stock do not have cumulative voting for the election of directors.

      Dividends. Holders of our common stock are entitled to dividends when, as and if declared by the board of directors out of funds available for distribution. The payment of any dividends may be limited or prohibited by loan agreement provisions or priority dividends for preferred stock that may be outstanding.

      Preemptive Rights. The holders of our common stock have no preemptive rights to subscribe for any additional shares of any class of our capital stock or for any issue of bonds, notes or other securities convertible into any class of our capital stock.

      Liquidation. If we liquidate or dissolve, the holders of each outstanding share of our common stock will be entitled to share equally in our assets legally available for distribution to our shareholders after payment of all liabilities and after distributions to holders of preferred stock legally entitled to be paid distributions prior to the payment of distributions to holders of our common stock.

                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's public reference rooms located at it's regional offices in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0300 for further information on the operation of public reference rooms. You can also obtain copies of this material from the SEC's Internet web site located at http://www.sec.gov.

      The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, file no. 0-28462:

      o Our annual report on Form 10-KSB for the year ended December 31, 1998.
      o Our quarterly report on Form 10-QSB for the quarter ended March 31, 1999.

      o Our quarterly report on Form 10-QSB for the quarter ended June 30, 1999.
      o The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on May 22, 1996.
      o     Our current report on Form 8-K dated January 11, 1999.
      o     Our current report on Form 8-K dated July 14, 1999.
      o     Our current report on Form 8-K dated August 25, 1999.

      You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and telephone number:

                  Shareholder Services
                  Attn: Kim Castillo
                  Webb Interactive Services, Inc.
                  1800 Glenarm Place
                  Suite 700
                  Denver, Colorado 80202
                  (303) 296-9200

      This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. The selling shareholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus.


                                  LEGAL MATTERS

      Gray, Plant, Mooty, Mooty & Bennett, P.A., Minneapolis, Minnesota, will issue an opinion about the legality of the shares registered by this prospectus.


                                     EXPERTS


      The financial statements of Webb, which are incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to said report, which includes an explanatory paragraph with respect to the uncertainty regarding the Company's ability to continue as a going concern as discussed in Note 1 to the financial statements incorporated by reference.



                                 INDEMNIFICATION

      Our articles of incorporation provide that we shall indemnify, to the full extent permitted by Colorado law, any of our directors, officers, employees or agents who are made, or threatened to be made, a party to a proceeding by reason of the fact that he or she is or was one of our directors, officers, employees or agents against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if specified standards are met. Although indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons under these provisions, we have been advised that, in the opinion of the SEC, indemnification for liabilities arising under the Securities Act of 1933 is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

      Our articles of incorporation also limit the liability of our directors to the fullest extent permitted by the Colorado law. Specifically, our articles of incorporation provide that our directors will not be personally liable for monetary damages for breach of fiduciary duty as directors, except for:

      o     Any breach of the duty of loyalty to Webb or its shareholders,

      o Acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law,
      o Dividends or other distributions of corporate assets that are in contravention of specified statutory or contractual restrictions,
      o     Violations of specified laws, or
      o Any transaction from which the director derives an improper personal benefit.

================================================================================

      No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offer made by this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by Webb. This prospectus does not constitute an offer to sell or the solicitation of any offer to buy any security other than the securities offered by this prospectus, nor does it constitute an offer to sell or a solicitation of any offer to buy the securities offered by this prospectus by anyone in any jurisdiction in which the offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make an offer or solicitation. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that information contained in this prospectus is correct as of any time subsequent to the date of this prospectus.

                                 ---------------

                               TABLE OF CONTENTS
                                                                           Page
                                                                           ----

Webb Interactive Services, Inc...............................................2
Risk Factors.................................................................3
Special Note Regarding Forward-Looking
   Statements................................................................7
Use of Proceeds..............................................................8
Selling Shareholders........................................................10
Plan of Distribution........................................................11
Description of Securities...................................................12
Where You Can Find More Information.........................................14
Legal Matters...............................................................15
Experts.....................................................................15
Indemnification.............................................................15

================================================================================

================================================================================



================================================================================







                                WEBB INTERACTIVE
                                 SERVICES, INC.





                                 _______________

                                   PROSPECTUS
                                 _______________




                               September 27, 1999




================================================================================

================================================================================

                                     PART II
                  INFORMATION NOT REQUIRED TO BE IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution

      The following table sets forth the various expenses of Webb in connection with the sale and distribution of the Shares being registered pursuant to this Form S-3 Registration Statement. All of the amounts shown are estimates, except for the Securities and Exchange Commission registration fee and the Nasdaq listing fee. All of such expenses will be paid by Webb.



           Securities and Exchange Commission fee             $5,121.84
           Accounting fees and expenses                       $2,500.00
           Legal fees and expenses                            $7,000.00
           Printing, Mailing                                  $1,000.00
           Transfer Agent fees                                $2,000.00
           Miscellaneous                                      $2,378.16
                                                       -----------------
                    TOTAL                                    $20,000.00



Item 15.  Indemnification of Officers and Directors

      Webb's articles of incorporation provide that Webb shall indemnify, to the full extent permitted by Colorado law, any director, officer, employee or agent of Webb made or threatened to be made a party to a proceeding, by reason of the fact that such person is or was a director, officer, employee or agent of Webb against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain standards are met. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of Webb pursuant to the foregoing provisions, or otherwise, Webb has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

      Webb's articles of incorporation limit the liability of its directors to the fullest extent permitted by Colorado law. Specifically, the articles of incorporation provide that directors of Webb will not be personally liable for monetary damages for breach of fiduciary duty as directors, except for (i) any breach of the duty of loyalty to Webb or its shareholders, (ii) acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law, (iii) dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions, (iv) violations of certain laws, or (v) any transaction from which the director derives an improper personal benefit. Liability under federal securities law is not limited by the Articles.



Item 16.  Exhibits


      2.1 Agreement and Plan of Merger dated March 19, 1998 among Webb, Durand Acquisition Corporation and Durand Communications, Inc. (1)
      3.1 Articles of Incorporation, as amended, of Webb Interactive Services, Inc. (3) 3.2 Bylaws of Webb Interactive Services, Inc. (2)
      4.1 Specimen form of Webb Interactive Services, Inc. Common Stock certificate*
      4.2   Forms of Warrants issued in connection with Durand Merger*
      4.3 Form of Promissory Note issued in the aggregate principal amount of $558,161*
      4.4 Form of Promissory Note issued to two investors in the aggregate principal amount of $315,000*
      4.5 Form of Warrant issued to finders in connection with the acquisition of Durand Communications, Inc.*
      4.6 Securities Purchase Agreement dated August 25, 1999 between Webb and Castle Creek Technology Partners LLC (5)
      5.1   Opinion of Counsel*

      10.1 Development, Access and License Agreement effective June 30, 1999 between Switchboard, Inc. and Webb (4)
      10.2 Amendment to Development, Access and License Agreement effective June 30, 1999 between Switchboard, Inc. and Webb (4)
      10.3 Engineering Services Agreement effective June 30, 1999 between Switchboard, Inc. and Webb (4)
      10.4 Development, Access and License Agreement effective August 11, 1999 between NetShepherd, Inc. and Webb (4)
      23.1  Consent of Arthur Andersen LLP*

--------------------
*        Filed herewith
(1) Filed with the Form 10-KSB Annual Report for the year ended December 31, 1997, Commission File No. 0-28462.
(2) Filed with the initial Registration Statement on Form SB-2, filed April 5, 1996, Commission File No. 333-3282-D.
(3) Filed with the Registration Statement on Form S-3, filed January 29, 1999, Commission File No. 333-71503.
(4) Filed with the Registration Statement on Form S-3, filed September 2, 1999, Commission File No. 333-86465.
(5) Filed with the current report on Form 8-K, filed September 2, 1999, Commission File No. 000-28462.


Item 17.  Undertakings

         A.       The undersigned registrant hereby undertakes:

                  (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

                           (a) include any prospectus required by Section
                  10(a)(3) of the Securities Act of 1933,

                           (b) to reflect in the prospectus any facts or events
                  arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or together, represent a fundamental change in the information in the registration statement, and

                           (c) to include any additional or changed material
                  information on the plan of distribution;

                  (2) to treat, for determining liability under the Securities Act of 1933, each such post-effective amendment as a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

                  (3) to remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

         B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant as discussed above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on September 23, 1999.

                                          WEBB INTERACTIVE SERVICES, INC.



                                          By /s/ R. Steven Adams
                                             -----------------------------------
                                               R. Steven Adams, Chairman and
                                               Chief Executive Officer





         Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below on September 23, 1999, by the following persons in the capacities indicated:

/s/ R. Steven Adams
-------------------------------------------------------------
R. Steven Adams,
(Chairman, Chief Executive Officer and a Director)

  /s/ William R. Cullen
-------------------------------------------------------------
William R. Cullen
(Executive Vice President, Chief Financial Officer and a Director)

  /s/ Stuart J. Lucko
-------------------------------------------------------------
Stuart J. Lucko
(Controller)

  /s/ Perry Evans
-------------------------------------------------------------
Perry Evans
(President and a Director)

  /s/ *
-------------------------------------------------------------
Robert J. Lewis
(Director)


-------------------------------------------------------------
Richard C. Jennewine
(Director)

*By R. Steven Adams, attorney-in-fact

                         Webb Interactive Services, Inc.
                                    Form S-3
                                Index to Exhibits


      2.1 Agreement and Plan of Merger dated March 19, 1998 among Webb, Durand Acquisition Corporation and Durand Communications, Inc. (1)
      3.1 Articles of Incorporation, as amended, of Webb Interactive Services, Inc. (3)
      3.2   Bylaws of Webb Interactive Services, Inc. (2)
      4.1 Specimen form of Webb Interactive Services, Inc. Common Stock certificate*
      4.2   Forms of Warrants issued in connection with Durand Merger*
      4.3 Form of Promissory Note issued in the aggregate principal amount of $558,161*
      4.4 Form of Promissory Note issued to two investors in the aggregate principal amount of $315,000*
      4.5 Form of Warrant issued to finders in connection with the acquisition of Durand Communications, Inc.*
      4.6 Securities Purchase Agreement dated August 25, 1999 between Webb and Castle Creek Technology Partners LLC (5)
      5.1   Opinion of Counsel*
      10.1 Development, Access and License Agreement effective June 30, 1999 between Switchboard, Inc. and Webb (4)
      10.2 Amendment to Development, Access and License Agreement effective June 30, 1999 between Switchboard, Inc. and Webb (4)
      10.3 Engineering Services Agreement effective June 30, 1999 between Switchboard, Inc. and Webb (4)
      10.4 Development, Access and License Agreement effective August 11, 1999 between NetShepherd, Inc. and Webb (4)
      23.1  Consent of Arthur Andersen LLP*

--------------------
*        Filed herewith
(1) Filed with the Form 10-KSB Annual Report for the year ended December 31, 1997, Commission File No. 0-28462.
(2) Filed with the initial Registration Statement on Form SB-2, filed April 5, 1996, Commission File No. 333-3282-D.
(3) Filed with the Registration Statement on Form S-3, filed January 29, 1999, Commission File No. 333-71503.
(4) Filed with the Registration Statement on Form S-3, filed September 2, 1999, Commission File No. 333-86465.
(5) Filed with the current report on Form 8-K, filed September 2, 1999, Commission File No. 000-28462.